Exhibit 99.3

JOINT FILING AGREEMENT

The undersigned agree that this Amendment, and any amendments hereto, relating to the ordinary shares, par value $0.001 per share, of Huitao Technology Co., Ltd. shall be filed on behalf of the undersigned.

Date: March 18, 2020

Hou Sing International Business Limited.

By:	/s/ Lin Wang
Name:	Lin Wang
Title:	Director

Lin Wang
By:	/s/ Lin Wang

Aung Tun
By:	/s/ Aung Tun